                                              -------------------------------
                                                     OMB APPROVAL
                                              -------------------------------
                                              OMB Number:          3235-0145
                                              Expires:       August 31, 1999
                                              Estimated average burden
                                              hours per response.......14.90
                                              -------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                                  NetZero, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.001 par value)
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64122R109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 14 pages

CUSIP NO.  64122R109

-------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           Bill Gross' idealab! (95-4569774)
-------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)
-------------------------------------------------------------------------------
       3.  SEC Use only

-------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   United States of America
-------------------------------------------------------------------------------
Number of           5.  Sole Voting Power    4,967,801 shares
Shares
Beneficially        -----------------------------------------------------------
Owned by Each       6.  Shared Voting Power      23,949,274 shares
Reporting
Person With:
                    -----------------------------------------------------------
                    7.  Sole Dispositive Power     4,967,801 shares

-------------------------------------------------------------------------------
                    8.  Shared Dispositive Power     23,949,274 shares

-------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person 28,917,075 shares
-------------------------------------------------------------------------------
      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9)      27.6%
-------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions)  CO
-------------------------------------------------------------------------------


                               Page 2 of 14 pages

CUSIP NO.  64122R109

-------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           William Gross
-------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)
-------------------------------------------------------------------------------
       3.  SEC Use only

-------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   United States of America
-------------------------------------------------------------------------------
Number of           5.  Sole Voting Power    4,967,801 shares
Shares
Beneficially        -----------------------------------------------------------
Owned by Each       6.  Shared Voting Power      23,949,274 shares
Reporting
Person With:
                    -----------------------------------------------------------
                    7.  Sole Dispositive Power     4,967,801 shares

-------------------------------------------------------------------------------
                    8.  Shared Dispositive Power     23,949,274 shares

-------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person 28,917,075 shares
-------------------------------------------------------------------------------
      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9)      27.6%
-------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions)  IN
-------------------------------------------------------------------------------

                               Page 3 of 14 pages

CUSIP NO.  64122R109

-------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only). idealab! Capital Management I, L.L.C. (95-4569774)
-------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)
-------------------------------------------------------------------------------
       3.  SEC Use only

-------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   United States of America
-------------------------------------------------------------------------------
Number of           5.  Sole Voting Power    23,949,274 shares
Shares
Beneficially        -----------------------------------------------------------
Owned by Each       6.  Shared Voting Power      0
Reporting
Person With:
                    -----------------------------------------------------------
                    7.  Sole Dispositive Power     23,949,274 shares

-------------------------------------------------------------------------------
                    8.  Shared Dispositive Power     0

-------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person 23,949,274 shares
-------------------------------------------------------------------------------
      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9)      22.9%
-------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions)  IV
-------------------------------------------------------------------------------

                               Page 4 of 14 pages

CUSIP NO.  64122R109

-------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only). idealab! Capital Partners I-A, L.P. (95-4677544)
-------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)
-------------------------------------------------------------------------------
       3.  SEC Use only

-------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   United States of America
-------------------------------------------------------------------------------
Number of           5.  Sole Voting Power    10,215,280 shares
Shares
Beneficially        -----------------------------------------------------------
Owned by Each       6.  Shared Voting Power      0
Reporting
Person With:
                    -----------------------------------------------------------
                    7.  Sole Dispositive Power     10,215,280 shares

-------------------------------------------------------------------------------
                    8.  Shared Dispositive Power     0

-------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,215,280 shares
-------------------------------------------------------------------------------
      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9)      9.8%
-------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions)  IV
-------------------------------------------------------------------------------


                               Page 5 of 14 pages

CUSIP NO.  64122R109

-------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only). idealab! Capital Partners I-B, L.P. (95-4677544)
-------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)
-------------------------------------------------------------------------------
       3.  SEC Use only

-------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   United States of America
-------------------------------------------------------------------------------
Number of           5.  Sole Voting Power    13,733,994 shares
Shares
Beneficially        -----------------------------------------------------------
Owned by Each       6.  Shared Voting Power      0
Reporting
Person With:
                    -----------------------------------------------------------
                    7.  Sole Dispositive Power     13,733,944 shares

-------------------------------------------------------------------------------
                    8.  Shared Dispositive Power     0

-------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person 13,733,994 shares
-------------------------------------------------------------------------------
      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9)      13.1%
-------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions)  IV
-------------------------------------------------------------------------------


                               Page 6 of 14 pages

ITEM 1.

     (a)   Name of Issuer:  NetZero, Inc.

     (b) Address of Issuer's Principal Executive Offices: 2555 Townsgate Road, Westlake Village, California 91361


ITEM 2.

     (a)   Name of Person Filing:  This statement is being filed jointly by
                  Bill Gross' idealab!, a California corporation ("BGIL"), William Gross, an individual, idealab! Capital Management I, L.L.C., a Delaware limited liability company ("ICM"), idealab! Capital Partners I-A, L.P., a Delaware limited partnership ("ICP I-A"), and idealab! Capital Partners I-B, L.P., a Delaware limited partnership ("ICP I-B") (ICP I-B, together with BGIL, Mr. Gross, ICM and ICP-I-A are referred to collectively as the "Reporting Persons").
                  Mr. Gross is the Chairman of the Board of Directors and President of BGIL and the Managing Member of idealab! Holdings, L.L.C., a Delaware limited liability company ("Holdings"), and exercises voting and investment power over shares held beneficially by those entities. Mr. Gross is a Managing Member of ICM and shares voting and investment power over shares held beneficially by ICM. ICP I-A and ICP I-B are controlled by ICM.

     (b)   Address of Principal Business Offices or, if none, Residence:
                  The principal business offices of each of the Reporting Persons is 130 W. Union St., Pasadena, CA 91103.

     (c)   Citizenship: BGIL is a California corporation, Mr. Gross is a citizen of the United States of America, ICM is a Delaware limited liability company and ICP- I-A and ICP I-B are Delaware limited partnerships.

     (d)   Title of Class of Securities:  Common Stock ($.001 par value)
                  ("Common Stock")

     (e)   CUSIP Number:  64122R109


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a)   |_|    Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 70o)

     (b)   |_|    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c)   |_|    Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c)

     (d)   |_|    Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8)

     (e)   |_|    An investment adviser in accordance withss.240.13d-1(b)(1)
                  (ii)(E)

     (f)   |_|    An employee benefit plan or endowment fund in accordance
                  with ss.240.13d-1(b)(1)(ii)(F)

     (g)   |_|    A parent holding company or control person in accordance
                  with ss.240.13d-1(b)(1)(ii)(G)

     (h)   |_|    A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i)   |_|    A church plan that is excluded from the fefinition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3)

     (j)   |_|    Group, in accordance withss.240.13d-1(b)(1)(ii)(J)



ITEM 4.  OWNERSHIP

         As of February 14, 2000, the Reporting Persons may be deemed the beneficial owner of the following number of shares of Common Stock:

BGIL:

    (a)    Amount Beneficially Owned: 28,917,075*            .
    (b)    Percent of Class:    27.6%                   .
    (c)    Number of shares as to which such person has:
          (i)    Sole power to vote or to direct the vote:   4,967,801  .
          (ii)   Shared power to vote or to direct the vote:   23,949,274 .
          (iii)  Sole power to dispose or to direct the disposition of:
                 4,967,801             .
          (iv)   Shared power to dispose or to direct the disposition of:
                 23,949,274             .

                               Page 7 of 14 pages

Mr. Gross:

    (a)    Amount Beneficially Owned:       28,917,075*.
    (b)    Percent of Class:    27.6%.
    (c)    Number of shares as to which such person has:
          (i)    Sole power to vote or to direct the vote:   4,967,801.
          (ii)   Shared power to vote or to direct the vote:   23,949,274.
          (iii)  Sole power to dispose or to direct the disposition of:
                  4,967,801.
          (iv)   Shared power to dispose or to direct the disposition of:
                 23,949,274.

ICM:


    (a)    Amount Beneficially Owned:       23,949,274**.
    (b)    Percent of Class:    22.9%.
    (c)    Number of shares as to which such person has:
          (i)    Sole power to vote or to direct the vote:   23,949,274**.
          (ii)   Shared power to vote or to direct the vote:   0.
          (iii)  Sole power to dispose or to direct the disposition of:
                 23,949,274**.
          (iv)   Shared power to dispose or to direct the disposition of:  0.

ICP I-A:

    (a)    Amount Beneficially Owned:       10,215,280**.
    (b)    Percent of Class:    9.8%.
    (c)    Number of shares as to which such person has:
          (i)    Sole power to vote or to direct the vote:   10,215,280**.
          (ii)   Shared power to vote or to direct the vote:   0.
          (iii)  Sole power to dispose or to direct the disposition of:
                 10,215,280**.
          (iv)   Shared power to dispose or to direct the disposition of:  0.


                               Page 8 of 14 pages

ICP I-B:

    (a)    Amount Beneficially Owned:       13,733,994**.
    (b)    Percent of Class:    13.1%.
    (c)    Number of shares as to which such person has:
          (i)    Sole power to vote or to direct the vote:   13,733,994**.
          (ii)   Shared power to vote or to direct the vote:   0.
          (iii)  Sole power to dispose or to direct the disposition of:
                 13,733,994**.
          (iv)   Shared power to dispose or to direct the disposition of:  0.


    * BGIL is the record owner of 2,550 shares of Common Stock. Holdings is the record owner of 4,965,251 shares of Common Stock. Holdings is a wholly-owned subsidiary of BGIL and is controlled by BGIL. Mr. Gross is the Chairman of the Board of Directors and President of BGIL and the Managing Member of Holdings and exercises voting and investment power over shares held beneficially by those entities. Mr. Gross is a Managing Member of ICM and shares voting and investment power over shares held beneficially by ICM.

    ** ICP I-A is the record owner of 10,215,280 shares of Common Stock and ICP I-B is the record owner of 13,733,994 shares of Common Stock. ICM may be deemed the beneficial owner of 23,949,274 shares in its capacity as the general partner of ICP I-A and ICP I-B.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATION

         By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 9 of 14 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

     Date:  February 14, 2000     BILL GROSS' IDEALAB!



                                  By       /s/  William Gross

                                           --------------------------------
                                           Name:  William Gross
                                           Title: Chairman of the Board and
                                                  President



     Date:  February 14, 2000     /s/  William Gross
                                  ---------------------------------------------
                                  Name:  William Gross

     Date:  February 14, 2000     IDEALAB! CAPITAL MANAGEMENT I, L.L.C.


                                  By       /s/  William S. Elkus
                                           ------------------------------------
                                           Name:    William S. Elkus
                                           Title:   Managing Member

     Date:  February 14, 2000     IDEALAB! CAPITAL PARTNERS I-A, L.P.



                                   By       /s/  William S. Elkus
                                            -----------------------------------
                                            Name:    William S. Elkus

                                            Title:   Managing Member of idealab!
                                                     Capital
                                                     Management I, L.L.C., its
                                                     General Partner


                               Page 10 of 14 pages

     Date:  February 14, 2000      IDEALAB! CAPITAL PARTNERS 1-B, L.P.



                                   By       /s/  William S. Elkus
                                            -----------------------------------
                                            Name:    William S. Elkus
                                            Title:   Managing Member of idealab!
                                                     Capital
                                                     Management I, L.L.C., its
                                                     General Partner


                               Page 11 of 14 pages

                                  EXHIBIT INDEX


A. Joint Filing Agreement, dated February 14, 2000 by and between Bill Gross' idealab!, William Gross, idealab! Capital Management I, L.L.C., idealab! Capital Partners I-A, L.P. and idealab! Capital
     Partners I-B, L.P..........................................          13



                               Page 12 of 14 pages